Exhibit 99.1

Multi Ways Holdings Reports Financial Results for Fiscal Year 2024

SINGAPORE, May 27, 2025 — Multi Ways Holdings Limited (“Multi Ways”, the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced fiscal year 2024 financial results.

“We are pleased to report on the strategic advancements Multi Ways Holdings Limited has achieved over the past year,” said Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways Holdings Limited. “Our ongoing fleet renewal and expansion initiatives are designed to meet the evolving requirements of our clients, ensuring they have access to the most advanced and dependable machinery available. With over two decades of industry experience, we have established ourselves as a reliable and trusted provider of heavy construction equipment.”

“Despite the challenges in the market that have impacted our revenue and profitability this year, we remain focused on our long-term strategic objectives. Our commitment to operational efficiency, cost management, and fleet optimization continues to be a priority as we navigate the current business environment.”

“Looking ahead, we are committed to maintaining our role as a comprehensive provider for heavy construction equipment needs. We continue to explore opportunities for growth and diversification while strengthening our core business. We remain focused on delivering exceptional value to our shareholders, customers, and the broader community, positioning Multi Ways for future success in the competitive landscape,” concluded Mr. Lim.

Fiscal Year 2024 Financial Highlights

Our total revenue decreased by approximately $4.9 million or approximately 13.7% to approximately $31.1 million for the year ended December 31, 2024 from approximately $36.0 million for the year ended December 31, 2023. The decrease was mainly attributable to reduced demand in our equipment sales business.

Our cost of revenues decreased by approximately $6.0 million or approximately 22.0% to approximately $21.4 million for the financial year ended December 31, 2024 from approximately $27.4 million for the financial year ended December 31, 2023. This decrease was primarily aligned with the reduction in equipment sales volume.

Our total gross profit amounted to $9.7 million and $8.7 million for fiscal years ended December 31, 2024 and 2023, respectively. Our overall gross profit margins improved to approximately 31.3% for fiscal year ended December 31, 2024 from approximately 24.0% for fiscal year ended December 31, 2023. The improvement in gross profit margin was primarily due to our strategic focus on higher-margin business segments and improved cost management.

Selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. Our selling and distribution expenses were approximately $1.7 million and approximately $1.0 million for the fiscal years ended December 31, 2024 and 2023, respectively, representing approximately 5.5% and approximately 2.6% of our total revenue for the corresponding years.

Administrative expenses were approximately $8.7 million and approximately $10.8 million for the years ended December 31, 2024 and 2023, respectively, representing approximately 28.1% and approximately 29.9% of our total revenue for the corresponding financial years.

The Company recorded share-based compensation expenses of approximately $1.2 million for the fiscal year ended December 31, 2024, with no comparable expenses in the prior year.

Net loss amounted to $2.9 million for the fiscal year ended December 31, 2024, compared to net income of approximately $1.8 million for the fiscal year ended December 31, 2023. The decrease was primarily due to lower revenue, increased selling and distribution expenses, and share-based compensation expenses, partially offset by reduced administrative expenses and cost of sales.

Cash Flows Summary

Cash and cash equivalents were approximately $3.3 million as of December 31, 2024, compared to approximately $7.1 million as of December 31, 2023.

Cash used in operating activities for the fiscal year ended December 31, 2024 was impacted by the net loss of $2.9 million, compared to cash provided by operating activities of approximately $0.06 million for the fiscal year ended December 31, 2023.

Cash used in investing activities for the fiscal year ended December 31, 2024 was primarily related to capital expenditures and investments, compared to cash generated from investing activities of approximately $6.8 million for the fiscal year ended December 31, 2023, which had included proceeds from disposal of property and equipment of approximately $10.9 million.

Cash provided by financing activities for the fiscal year ended December 31, 2024 included proceeds from bank borrowings, partially offset by repayments of lease liabilities and existing loans.

Balance Sheet Summary

Total assets were approximately $69.6 million, and total liabilities were approximately $49.5 million at December 31, 2024, compared to total assets of approximately $58.0 million and total liabilities of approximately $36.2 million at December 31, 2023.

Working capital was approximately $20.2 million at December 31, 2024, versus approximately $20.9 million at December 31, 2023.

Shareholders’ equity was approximately $20.1 million at December 31, 2024, as compared to approximately $21.8 million at December 31, 2023.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com